      As filed with the Securities and Exchange Commission on September 15, 2000



                                                    Registration No. 333-_______



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-6


    FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                            SEPARATE ACCOUNT THREE OF
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                           (Exact name of Registrant)

               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                               James D. Gallagher
                          Secretary and General Counsel
               The Manufacturers Life Insurance Company of America
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


Title of Securities Being Registered:  Variable Life Insurance Contracts


Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            Separate Account Three of
               The Manufacturers Life Insurance Company of America
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM

N-8B-2

ITEM NO.      CAPTION IN PROSPECTUS

1             Cover Page; General Information About Manufacturers (Separate
              Account Three)

2             Cover Page; General Information About Manufacturers (Manufacturers
              Life of America)

3             *

4             Other Information (Distribution of the Policy)

5             General Information About Manufacturers Life (Separate Account
              Three)

6             General Information About Manufacturers (Separate Account Three)

7             *

8             *

9             Other Information (Litigation)

10            Death Benefits; Premium Payments; Charges and Deductions; Policy
              Value; Policy Loans; Policy Surrender and Partial Withdrawals;
              Lapse and Reinstatement; Other Provisions of the Policy; Other
              Information

11            General Information About Manufacturers (Manufacturers Investment
              Trust)

12            General Information About Manufacturers (Manufacturers Investment
              Trust)

13            Charges and Deductions

14            Issuing A Policy; Other Information (Responsibilities Assumed By
              Manufacturers Life)

15            Issuing A Policy

16            General Information About Manufacturers (Manufacturers Investment
              Trust)

17            Policy Surrender and Partial Withdrawals

18            General Information About Manufacturers

19            Other Information (Reports to Policyholders; Responsibilities
              Assumed By Manufacturers Life)

20            *

21            Policy Loans

22            *

23            **

24            Other Provisions of the Policy

25            General Information About Manufacturers (Manufacturers Life of
              America)

26            *

27            General Information About Manufacturers (Manufacturers Life of
              America); Other Information (Distribution of the Policy)

28            Other Information (Officers and Directors)

29            General Information About Manufacturers (Manufacturers Life of
              America)

30            *

31            *

32            *

33            *

34            *

35            **

36            *

37            *

38 Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)

39            Other Information (Distribution of the Policies)

40            *

41            Other Information (Distribution of the Policy)

42            Other Information (Distribution of the Policy)

43            *

44            Policy Values --Determination of Policy Value; Units and Unit
              Values)

45            *

46            Policy Surrender and Partial Withdrawals; Other Information --
              Payment of Proceeds)

47            General Information About Manufacturers (Manufacturers Investment
              Trust)

48            *

49            *

50            General Information About Manufacturers

51            Issuing a Policy; Death Benefits; Premium Payments; Charges and
              Deductions; Policy Value; Policy Loans; Policy Surrender and
              Partial Withdrawals; Lapse and Reinstatement; Other Policy
              Provisions

52            Other Information (Substitution of Portfolio Shares)

53            General Information About Manufacturers Life (Separate Account
              Three); Tax Treatment of the Policy

54            *

55            *

56            *

57            *

58            *

59            Financial Statements

*  Omitted since answer is negative or item is not applicable.

                                     PART I



                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

SEPARATE ACCOUNT THREE OF THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA


                             VENTURE VUL ACCUMULATOR
                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY



This prospectus describes Venture VUL Accumulator, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company of America (the "Company," "Manufacturers Life of America," "we" or "us").


The Policy is designed to provide lifetime insurance protection together with flexibility as to:

o    the timing and amount of premium payments,

o    the investments underlying the Policy Value, and

o    the amount of insurance coverage.

This flexibility allows you, the policyowner, to pay premiums and adjust insurance coverage in light of your current financial circumstances and insurance needs.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manufacturers Life of America's Separate Account Three (the "Separate Account"). The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios in which you may invest net premiums. Other sub-accounts and Portfolios may be added in the future.


THE POLICY IS NOT SUITABLE FOR SHORT TERM INVESTMENT PURPOSES. ALSO PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.


The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the Commission.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



               The Manufacturers Life Insurance Company of America
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304


                  THE DATE OF THIS PROSPECTUS IS ________, 2000

TABLE OF CONTENTS
DEFINITIONS.......................................................................................
POLICY SUMMARY
General...........................................................................................
Death Benefits....................................................................................
Optional Term Rider...............................................................................
Cash Surrender Value Enhance Riders...............................................................
Premiums..........................................................................................
Policy Value......................................................................................
Policy Loans......................................................................................
Surrender and Partial Withdrawals.................................................................
Lapse and Reinstatement...........................................................................
Charges and Deductions............................................................................
Investment Options and Investment Advisers .......................................................
Investment Management Fees and Expenses...........................................................
Table of Charges and Deductions...................................................................
Table of Investment Management Fees and Expenses..................................................
Table of Investment Options and Investment Subadvisers............................................
GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA, THE SEPARATE ACCOUNT AND THE TRUST
Manufacturers Life of America.....................................................................
The Separate Account..............................................................................
The Trust.........................................................................................
Investment Objectives of the Portfolios...........................................................
ISSUING A POLICY
Requirements......................................................................................
Temporary Insurance Agreement.....................................................................
Right to Examine the Policy.......................................................................
Life Insurance Qualification......................................................................
DEATH BENEFITS....................................................................................
Death Benefit Options.............................................................................
Changing the Death Benefit Option.................................................................
Changing the Face Amount..........................................................................
PREMIUM PAYMENTS
Initial Premiums..................................................................................
Subsequent Premiums...............................................................................
Maximum Premium Limitation........................................................................
Premium Allocation................................................................................
CHARGES AND DEDUCTIONS
Premium Charge....................................................................................
Surrender Charges.................................................................................
Mortality and Expense Risks Charge................................................................
Charges for Transfers.............................................................................
Reduction in Charges..............................................................................
SPECIAL PROVISIONS FOR EXCHANGES..................................................................
COMPANY TAX CONSIDERATIONS........................................................................
POLICY VALUE
Determination of the Policy Value.................................................................
Units and Unit Values.............................................................................
Transfers of Policy Value.........................................................................
POLICY LOANS......................................................................................
Effect of Policy Loan.............................................................................

Interest Charged on Policy Loans..................................................................
Loan Account......................................................................................
POLICY SURRENDER AND PARTIAL WITHDRAWALS
Policy Surrender..................................................................................
Partial Withdrawals...............................................................................
LAPSE AND REINSTATEMENT
Lapse.............................................................................................
No Lapse Guarantee................................................................................
No-Lapse Guarantee Cumulative Premium Test........................................................
Reinstatement.....................................................................................
THE GENERAL ACCOUNT...............................................................................
Fixed Account.....................................................................................
OTHER PROVISIONS OF THE POLICY
Liquidity Enhancement Riders......................................................................
Policyowner Rights................................................................................
Beneficiary.......................................................................................
Incontestability..................................................................................
Misstatement of Age or Sex........................................................................
Suicide Exclusion.................................................................................
Supplementary Benefits............................................................................
TAX TREATMENT OF THE POLICY.......................................................................
Life Insurance Qualification......................................................................
Tax Treatment of Policy Benefits..................................................................
Alternate Minimum Tax.............................................................................
Income Tax Reporting..............................................................................
OTHER INFORMATION
Payment of Proceeds...............................................................................
Reports to Policyowners...........................................................................
Distribution of the Policies......................................................................
Responsibilities of Manufacturers Life............................................................
Voting Rights.....................................................................................
Substitution of Portfolio Shares..................................................................
Records and Accounts..............................................................................
State Regulations.................................................................................
Litigation........................................................................................
Independent Auditors..............................................................................
Further Information...............................................................................
Officers and Directors............................................................................
Year 2000 Issues..................................................................................
Optional Term Rider...............................................................................
Cash Surrender Value Enhancer Rider
Illustrations.....................................................................................
APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS......      A-1
APPENDIX B - AUDITED FINANCIAL STATEMENTS.........................................................      B-1


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD NOT BE LAWFUL. YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.


     VUL Accumulator


         DEFINITIONS

Additional Rating

is an increase to the Cost of Insurance Rate for insureds who do not meet, at a minimum, the Company's underwriting requirements for the standard Risk Classification.

Age

on any date is the life insured's age on his or her nearest birthday to the Policy Date. If no specific age is mentioned, age means the life insured's age on the Policy Anniversary nearest to the birthday.

Attained Age

is the age at issue plus the number of whole years that have elapsed since the Policy Date.

Business Day

is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled daytime trading of the New York Stock Exchange on that day.

Cash Surrender Value

is the Policy Value less the Surrender Charge and any outstanding Monthly Deductions due.

Effective Date

is the date the underwriters approve issuance of the Policy. If the Policy is approved without the initial premium, the Effective Date will be the date the Company receives at least the minimum initial premium at our Service Office. In either case, the Company will take the first Monthly Deduction on the Effective Date.

Gross Withdrawal

is the amount of partial Net Cash Surrender Value the policyowner requests plus any Surrender Charge applicable to the withdrawal.

Fixed Account

is that part of the Policy Value which reflects the value the policyowner has in the general account of the Company.

Investment Account

is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

Issue Date

is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Incontestability provisions of the Policy are measured.

Life Insured

is the person whose life is insured under this Policy.

Loan Account

is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.


Loan Interest Credited Differential



is the difference between the rate of interest charged on a Policy Loan and the rate of interest credited to amounts in the Loan Account.



Maximum Loanable Amount



is 100% of the Policy Net Cash Surrender Value less estimated future monthly deductions due to the next Policy Anniversary.


Monthly No-Lapse Guarantee Premium

is one-twelfth of the No-Lapse Guarantee Premium.

Net Cash Surrender Value

is the Cash Surrender Value less the Policy Debt.

Net Policy Value

is the Policy Value less the value in the Loan Account.

Net Premium

is the gross premium paid less the Premium Charge. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.

No-Lapse Guarantee

is a provision of the Policy which occurs when the Policy is in the No-Lapse Guarantee Period, and meets the No-Lapse Guarantee Cumulative Premium Test. If such a condition is met the Policy will not lapse, even when the Net Cash Surrender Value falls to or below zero.

No-Lapse Guarantee Period


is the period, set at issue, during which the No-Lapse Guarantee is provided. The No-Lapse Guarantee period is fixed at the lesser of (a) twenty years or (b) the number of years remaining until the life insured's age is 95, depending upon applicable state law requirements. Certain states may have a shorter guarantee period. The No Lapse Guarantee Period for a particular Policy is stated in the Policy.


No-Lapse Guarantee Premium

is the annual premium used to determine the Monthly No-Lapse Guarantee Premium. It is set at issue and is recalculated, prospectively, whenever any of the following changes occur under the Policy:

-    the face amount of insurance changes.

-    a Supplementary Benefit is added, changed or terminated.

-    the risk classification of the life insured changes.

- a temporary Additional Rating is added (due to a face amount increase), or terminated.

-    the Death Benefit Option changes.

No-Lapse Guarantee Cumulative Premium

is the minimum amount due to satisfy the No-Lapse Guarantee Cumulative Premium Test. This amount equals the sum, from issue to the date of the test, of the Monthly No-Lapse Guarantee Premiums.

No-Lapse Guarantee Cumulative Premium Test

is a test that, if satisfied, during the No Lapse Guarantee Period will keep the policy in force when the Net Cash Surrender Value is less than zero. The test is satisfied if the sum of all premiums paid, less any gross partial withdrawals and less any Policy Debt, is greater than or equal to the sum of the monthly No-Lapse Guarantee Premiums due since the Policy Date.

Policy Date

is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, and is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt

as of any date equals (a) plus (b) plus (c) minus (d), where:

(a)      is the total amount of loans borrowed as of such date;


(b) is the total amount of any unpaid loan interest charges which have been borrowed against the Policy on a Policy Anniversary;



(c) is any interest charges accrued from the last Policy Anniversary to the current date; and



(d)      is the total amount of loan repayments as of such date.


Policy Value

is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.


Premium Death Benefit Account



is the sum of premiums paid to date less any gross withdrawals.


Service Office Address

is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

Surrender Charge Period

is the period following the Policy Date or following any increase in Face Amount during which the Company will assess surrender charges. Surrender charges will apply during this period if the policy terminates due to default, if the policyowner surrenders the policy or makes a partial withdrawal.

Written Request

is the policyowner's request to the Company which must be in a form satisfactory to the Company, signed and dated by the policyowner, and received at the Service Office.

POLICY SUMMARY

GENERAL

We have prepared the following summary as a general description of the most important features of the Policy. It is not comprehensive and you should refer to the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage. The Policy's provisions may vary in some states.

DEATH BENEFITS


There are three death benefit options. Under Option 1 the death benefit is the FACE AMOUNT OF THE POLICY at the date of death. Under Option 2 the death benefit is the FACE AMOUNT PLUS THE POLICY VALUE OF THE POLICY at the date of death. Under Option 3 the death benefit is the Face Amount plus the Premium Death Benefit Account. The actual death benefit is the amount shown above under the applicable death benefit option or, if greater, the Minimum Death Benefit. You may change the death benefit option and increase or decrease the Face Amount.



OPTIONAL TERM RIDER


The Policy may be issued with an optional term insurance rider (the "Term Rider"). The benefit of the term rider is that the cost of insurance rates will always be less than or equal to the cost of insurance rates on the Policy. HOWEVER, UNLIKE THE DEATH BENEFIT UNDER THE POLICY, THE DEATH BENEFIT UNDER THE TERM RIDER IS NOT PROTECTED BY THE NO-LAPSE GUARANTEE AFTER THE SECOND POLICY YEAR AND TERMINATES AT AGE 100.


CASH SURRENDER VALUE ENHANCER RIDERS



The Policy may be issued with one of two Cash Surrender Value Enhancer Riders. The decision to add one of these two riders must be made at issuance of the Policy and once made is irrevocable.The benefit of either rider is that the Cash Surrender Values under the Policy will be enhanced during the period for which Surrender Charges are applicable. An additional charge is made for the cost for the rider.


PREMIUMS

You may pay premiums at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to your instructions and at the Company's discretion, to one or more of our general account and the sub-accounts of the Separate Account. You may change your allocation instructions at any time. You may also transfer amounts among the accounts.

POLICY VALUE

The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which you have allocated premiums.

POLICY LOANS


You may borrow an amount not to exceed your Maximum Loanable Amount. Loan interest at a rate of 5.25% during the first ten Policy Years and 4% thereafter is due on each Policy Anniversary. We will deduct all outstanding Policy Debt from proceeds payable at the insured's death, or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS


You may make a partial withdrawal of your Policy Value. A partial withdrawal may result in a reduction in the Face Amount or Death Benefit of the Policy and an assessment of a portion of the Surrender Charges to which the Policy is subject.



You may surrender your Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charge and outstanding Monthly Deductions due minus the Policy Debt.


LAPSE AND REINSTATEMENT

Unless the No-Lapse Guarantee Cumulative Premium Test has been met, a Policy will lapse (and terminate without value) when its Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without your having made an adequate payment.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.


A policyowner may reinstate a lapsed Policy at any time within the five year period following lapse provided the Policy was not surrendered for its Net Cash Surrender Value. We will require evidence of insurability along with a certain amount of premium as described under "reinstatement."


CHARGES AND DEDUCTIONS

We assess certain charges and deductions in connection with the Policy. These include:


    -    charges deducted from premiums paid,


    -    asset-based risk charges assessed monthly,



    - charges assessed monthly for the cost of insurance and administrative expenses, and


    -    charges assessed on surrender or lapse.


    - if applicable, a charge for any supplementary benefits added to the Policy.



The charges are summarized in the Table of Charges and Deductions. We may allow you to request that the sum of the charges assessed monthly for the cost of insurance and administrative expenses be deducted from the Fixed Account or one or more of the sub-accounts of the Separate Account.


In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS

You may allocate Net Premiums to the Fixed Account or to one or more of the sub-accounts of the Separate Account. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust.

The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

The Trust also employs subadvisers. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

INVESTMENT MANAGEMENT FEES AND EXPENSES

Each sub-account of the Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your Policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations, please discuss this matter with your financial adviser.


TABLE OF CHARGES AND DEDUCTIONS
Premium Charges:    The Policy provides for a deduction of 6.6% of the premium paid during the first 10 Policy Years and 3.6% of each
                    premium paid thereafter (on a non-guaranteed basis in the
                    state of New Jersey).

Surrender Charges:  A Surrender Charge is applicable for 10 Policy Years from the Policy Date or an increase in Face Amount. The Surrender
                    Charge is determined by the following formula:



Surrender Charge = (Surrender Charge Rate) x (Face Amount Associated with the Surrender Charge/1000) x (Grading Percentage)



The Grading Percentage, which is based on the Policy Year in which the transaction causing the assessment of the charge occurs, is a percent which starts at 100% and grades down by .833% each Policy Month reaching zero at the end of 10 years.


         The Surrender Charge Rate is calculated as follows:


Surrender Charge Rate = (Rate per $1000 of Face Amount) + (80%) x (Surrender Charge Premium)

The Rate per $1000 of Face Amount is based on the age at which the transaction causing the assessment of the charge occurs and is set forth in a table under "Surrender Charges."

The Surrender Charge Premium is the lesser of:


- the premiums paid during the first two Policy Years (or premiums attributable to a Face Amount increase for the two years following the increase) per $1000 of Face Amount, and


- the Surrender Charge Premium Limit specified in the Policy per $1000 of Face Amount.


The premiums attributable to a Face Amount increase will equal a portion of each payment made within two years of the increase.



A portion of the Surrender Charge will be assessed on a partial withdrawal.



Monthly Deductions: An administration charge of $30 plus a per $1000 of Face
                    Amount charge per Policy Month will be deducted in the first Policy Year. In subsequent years, the administration charge will be $15 plus a per $1000 of Face Amount charge per Policy Month. The per $1000 charge varies by age.



                    A charge of $1 per $1000 of Face Amount administrative charge.


                    The cost of insurance charge.


                    An Asset-Based Risk Charge. This charge varies by the sum of the Investment Accounts as follows:



Sum of Investment       Guaranteed Monthly        Guaranteed Annual Asset-Based
    Accounts          Asset-Based Risk Charge                Risk Charge
    --------          -----------------------                -----------
  Up to $25,000               0.0500%                            0.6000%
    $25,000 to                0.0208%                            0.2500%
     $100,000
  Above $100,000              0.0125%                            0.1500%



         Once the sum of the Investment Accounts exceeds a specified amount, the Asset-Based Risk Charge is reduced on funds in excess of that specified amount.



Loan Charges:       A fixed loan interest rate of 5.25% during the first 10
                    Policy Years and 4% thereafter. Interest credited to amounts in the Loan Account is guaranteed not to be less than 3.50% at all times.


Transfer Charge:    A charge of $25 per transfer for each transfer in excess of
                    12 in a Policy Year.


TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES


TRUST ANNUAL EXPENSES

         (as a percentage of Trust average net assets for the fiscal year ended December 31, 1999)


                                                                     OTHER EXPENSES
                                              MANAGEMENT            (AFTER EXPENSE             TOTAL TRUST
         TRUST PORTFOLIO                         FEES              REIMBURSEMENT)            ANNUAL EXPENSES
         ---------------                         ----              --------------            ---------------
         Pacific Rim Emerging Markets..          0.850%                0.260%                     1.110%
         Internet Technologies.........          1.150%                0.136%(A)                  1.286%
         Science & Technology(J).......          1.100%                0.060%                     1.160%
         International Small Cap.......          1.100%                0.270%                     1.370%
         Aggressive Growth.............          1.000%(F)             0.130%                     1.130%
         Emerging Small Company........          1.050%                0.070%                     1.120%
         Dynamic Growth................          1.000%(F)             0.132%(A)                  1.132%
         Mid Cap Stock.................          0.925%                0.100%(A)                  1.025%(E)
         All Cap Growth(H).............          0.950%(F)             0.070%                     1.020%
         Overseas......................          0.950%                0.260%                     1.210%
         International Stock(J)........          1.050%                0.200%                     1.250%
         International Value...........          1.000%                0.230%(A)                  1.230%(E)
         Mid Cap Blend.................          0.850%(F)             0.060%                     0.910%
         Small Company Value...........          1.050%                0.170%                     1.220%
         Global Equity.................          0.900%                0.160%                     1.060%
         Growth........................          0.850%                0.050%                     0.900%
         Large Cap Growth..............          0.875%(F)             0.100%                     0.975%
         Quantitative Equity...........          0.700%                0.060%                     0.760%
         Blue Chip Growth(J)...........          0.875%(F)             0.050%                     0.925%
         Real Estate Securities........          0.700%                0.070%                     0.770%
         Value.........................          0.800%                0.070%                     0.870%
         Tactical Allocation...........          0.900%                0.127%(A)                  1.027%
         Equity Index(I)...............          0.250%                0.150%(I)                  0.400%(I)
         Growth & Income...............          0.750%                0.050%                     0.800%
         U.S. Large Cap Value..........          0.875%                0.070%(A)                  0.945%(E)
         Equity-Income(J)..............          0.875%(F)             0.060%                     0.935%
         Income & Value................          0.800%(F)             0.080%                     0.880%
         Balanced......................          0.800%                0.070%                     0.870%
         High Yield....................          0.775%                0.065%                     0.840%
         Strategic Bond................          0.775%                0.095%                     0.870%
         Global Bond...................          0.800%                0.180%                     0.980%
         Total Return..................          0.775%                0.060%(A)                  0.835%(E)
         Investment Quality Bond.......          0.650%                0.120%                     0.770%
         Diversified Bond..............          0.750%                0.090%                     0.840%
         U.S. Government Securities....          0.650%                0.070%                     0.720%
         Money Market..................          0.500%                0.050%                     0.550%
         Small Cap Index...............          0.525%                0.075%(A)(G)               0.600%
         International Index...........          0.550%                0.050%(A)(G)               0.600%
         Mid Cap Index.................          0.525%                0.075%(A)(G)               0.600%
         Total Stock Market Index......                                0.525%                     0.564%
         Lifestyle Aggressive 1000(D)..           0.075%               1.060%(B)                  1.065%(C)

         Lifestyle Balanced 640(D)               0.057%                0.928%(B)                                0.985%(C)
         Lifestyle Moderate 460(D)               0.066%                0.869%(B)                                0.935%(C)
         Lifestyle Conservative 280(D)           0.075%                0.780%(B)                                0.855%(C)

-----------------

(A) Based on estimates to be made during the current fiscal year.

(B) Reflects expenses of the Underlying Portfolios.

(C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios) as follows:
    If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage,
    (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 1999) as noted in the chart below:


                                MANAGEMENT              OTHER               TOTAL TRUST
TRUST PORTFOLIO                    FEES                EXPENSES           ANNUAL EXPENSES
---------------                    ----                --------           ---------------
Lifestyle Aggressive 1000         0.075%                1.090%                1.165%
Lifestyle Growth 820              0.057%                1.030%                1.087%

Lifestyle Balanced 640            0.057%                0.940%                0.997%
Lifestyle Moderate 460            0.066%                0.900%                0.966%
Lifestyle Conservative 280        0.075%                0.810%                0.885%


(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.



(E) Annualized --- For the period May 1, 1999 (commencement of operations) to December 31, 1999.


(F) Management Fees changed effective May 1, 1999. Fees shown are the current management fees.

(G) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.022% higher for the International Index Trust, 0.014% higher for the Small Cap Index Trust, 0.060% higher for the Mid Cap Index Trust and 0.005% higher for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2000 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

(H) Formerly, the Mid Cap Growth Trust.

(I) The Equity Index Trust is available only for Policies issued for applications dated prior to May 1, 2000. Under the Advisory Agreement, MSS has agreed to reduce its advisory fee or reimburse the Equity Index Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) exceeds an annual rate of 0.15% of the average annual net assets of the Equity Index Trust. The expense limitation may be terminated at any time by MSS. If this expense reimbursement had not been in effect, Total Trust Annual Expenses would have been 0.55%, and Other Expenses would have been 0.30%, of the average annual net assets of the Equity Index Trust.


(J) The Adviser has voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. The fee reduction is based on the combined asset level of all four portfolios. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:



COMBINED ASSET LEVELS                        FEE REDUCTION
                                             (AS A PERCENTAGE OF THE ADVISORY FEE)
First $750 million                           0.0%
Between $750 million and $1.5 billion        2.5%
Between $1.5 billion and $3.0 billion        3.75%
Over $3.0 billion                            5.0%



The fee reductions are applied to the advisory fees of each of the four portfolios. This voluntary fee waiver may be terminated at any time by the adviser.


TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS

The Trust currently has nineteen subadvisers who manage all of the portfolios, one of which subadvisers is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of Manufacturers Life of America.


SUBADVISER                                                          PORTFOLIO
AIM Capital Management, Inc.                           Aggressive Growth Trust
        .                                              All Cap Growth Trust (C)

AXA Rosenberg Investment Management LLC                Small Company Value Trust

Capital Guardian Trust Company                         Small Company Blend Trust
                                                       U.S. Large Cap Value Trust
                                                       Income & Value Trust
                                                       Diversified Bond Trust

Fidelity Management Trust Company                      Mid Cap Blend Trust
                                                       Large Cap Growth Trust
                                                       Overseas Trust

Founders Asset Management LLC                          International Small Cap Trust
                                                       Balanced Trust

Franklin Advisers, Inc.                                Emerging Small Company Trust

Janus Capital Corporation                              Dynamic Growth Trust

Manufacturers Adviser Corporation                      Pacific Rim Emerging Markets Trust
                                                       Quantitative Equity Trust
                                                       Equity Index Trust (B)
                                                       Real Estate Securities Trust
                                                       Money Market Trust
                                                       Index Trusts
                                                       Lifestyle Trusts (A)

Miller Anderson & Sherrerd, LLP                        Value Trust
                                                       High Yield Trust

Mitchell Hutchins Asset Management Inc.                Tactical Allocation Trust

Morgan Stanley Asset Management Inc.                   Global Equity Trust

Munder Capital Management                              Internet Technologies Trust

Pacific Investment Management Company                  Global Bond Trust
                                                       Total Return Trust

Rowe Price-Fleming International, Inc.                 International Stock Trust

Salomon Brothers Asset Management Inc.                 U.S. Government Securities Trust
                                                       Strategic Bond Trust

State Street Global Advisors                           Growth Trust
                                                       Lifestyle Trusts (A)

T. Rowe Price Associates, Inc.                         Science & Technology Trust
                                                       Blue Chip Growth Trust
                                                       Equity-Income Trust

Templeton Investment Counsel, Inc.                     International Value Trust

Wellington Management Company, LLP                     Growth & Income Trust
                                                       Investment Quality Bond Trust
                                                       Mid Cap Stock Trust


(A) State Street Global Advisors provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.

(B) The Equity Index Trust is available only for policies issued for applications dated prior to May 1, 2000.

(C) Formerly, the Mid Cap Growth Trust

GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA, THE SEPARATE ACCOUNT AND THE TRUST

MANUFACTURERS LIFE OF AMERICA

We are a stock life insurance company organized under the laws of Pennsylvania on April 11, 1977 and redomesticated under the laws of Michigan on December 9, 1992. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Manufacturers Life Insurance Company is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.

RATINGS

Manufacturers Life of America has received the following ratings from independent rating agencies:


Standard and Poor's Insurance Ratings Service:          AA+ (for financial strength)
A.M. Best Company:                                      A++ (for financial strength)
Fitch:                                                  AAA (for insurer financial strength)
Moody's Investors Service, Inc.:                        Aa2 (for financial strength)


These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to Manufacturers Life of America as a measure of the Company's ability to honor the death benefit and no lapse guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNT

Manufacturers Life of America established its Separate Account Three on August 22, 1986 as a separate account under Pennsylvania Law. Since December 9, 1992, it has been operated under Michigan Law. The Separate Account holds assets that are segregated from all of Manufacturers Life of America's other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT

Manufacturers Life of America is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manufacturers Life of America. Manufacturers Life of America will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manufacturers Life of America.

REGISTRATION


The Separate Account is registered with the Commission under the Investment Company Act of 1940, as amended (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the Commission of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manufacturers Life of America.


THE TRUST

Each sub-account of the Separate Account will purchase shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manufacturers Life of America to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manufacturers Life of America may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.


INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS

The Portfolios of the Trust available under the Policies are as follows:

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).


The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital. By investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science & technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium sized companies.

The ALL CAP GROWTH TRUST (formerly, Mid Cap Growth Trust) seeks long-term capital appreciation by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The MID CAP BLEND TRUST seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal circumstances, at least 65% of the portfolio's assets in common stocks of companies with total market capitalization that approximately match the range of capitalization of the Russell 2000 Index and are traded principally in the markets of the United States.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing primarily in equity securities throughout the world, including U.S. issuers and emerging markets.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.


The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.


The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The EQUITY INDEX TRUST seeks to achieve investment results which approximate the aggregate total return of publicly traded common stocks which are included in the Standard & Poor's 500 Composite Stock Price Index. (The Equity Index Trust is available only for policies issued for applications dated prior to May 1,
2000).

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

THE LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.


*"Standard & Poor's(R)," AS&P 500(R)," Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley

European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.


ISSUING A POLICY

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex, with prior approval from the Company. A Policy will generally be issued only on the lives of insureds from ages 0 through 90.

Each Policy has a Policy Date, an Effective Date and an Issue Date (See "Definitions" above).

The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which Suicide and Incontestability are measured.

If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:


(i) the Policy Date and the Effective Date will be the date the Company receives the check at it's service office, and



(ii)     the Issue Date will be the date the Company issues the Policy.


The initial premium must be received within 60 days after the Issue Date, and the policyowner must be in good health on the date the initial premium is received. If the premium is not paid or if the application is rejected, the Policy will be canceled and any partial premiums paid will be returned to the applicant.

MINIMUM INITIAL FACE AMOUNT

Manufacturers Life of America will generally issue a Policy only if it has a Face Amount of at least $100,000.

BACKDATING A POLICY

Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a policy is backdated, Net Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio.

As of the Effective Date, the premiums paid plus interest credited, net of the premium charge, will be allocated among the Investment Accounts and/or Fixed Account in accordance with the policy owner's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period.

TEMPORARY INSURANCE AGREEMENT

In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional risk rating assigned to it.

RIGHT TO EXAMINE THE POLICY

A Policy may be returned for a refund within 10 days after you received it. Some states provide a longer period of time to exercise this right. The Policy will indicate if a longer time period applies. The Policy can be mailed or delivered to the Manufacturers Life of America agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund to the policyholder an amount equal to either:

(1) the amount of all premiums paid or

(2)


         (a) the difference between payments made and amounts allocated to the Separate Account and the Fixed Account; plus



         (b) the value of the amount allocated to the Separate Account and the Fixed Account as of the date the returned Policy is received by the Company; minus



         (c) any partial withdrawals made and policy loans taken.


Whether the amount described in (1) or (2) is refunded depends on the requirements of the applicable state.

If a policyowner requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyowner may request a refund of all or any portion of premiums paid during the right to examine period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

LIFE INSURANCE QUALIFICATION

A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). At the time of application, the policyowner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST

Under the Cash Value Accumulation Test ("CVAT"), the Policy Value must be less than the Net Single Premium necessary to fund future Policy benefits, assuming guaranteed charges and 4% net interest. To ensure that a Policy meets the CVAT, the Company will generally increase the death benefit, temporarily, to the required minimum amount. However, the Company reserves the right to require evidence of insurability should a premium payment cause the death benefit to increase by more than the premium payment amount. Any excess premiums will be refunded.

GUIDELINE PREMIUM TEST

The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below).

Changes to the Policy may affect the maximum amount of premiums, such as:

o        a change in the policy's Face Amount.

o        a change in the death benefit option.


o        partial withdrawals.


o        addition or deletion of supplementary benefits.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the life insured. The Minimum Death Benefit Percentages for this test appear in the Policy.

DEATH BENEFITS

If the Policy is in force at the time of the death of the life insured, the Company will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the life insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and the Company will pay only the Net Cash Surrender Value.

DEATH BENEFIT OPTIONS


There are three death benefit options, described below. The actual death benefit is the amount shown below under the applicable death benefit option or, if greater, the Minimum Death Benefit.


DEATH BENEFIT OPTION 1


Under Option 1 the death benefit is the Face Amount of the Policy at the date of death.


DEATH BENEFIT OPTION 2


Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death.



DEATH BENEFIT OPTION 3



Under Option 3 the death benefit is the Face Amount plus the Premium Death Benefit Account.


CHANGING THE DEATH BENEFIT OPTION

The death benefit option may be changed once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy Month after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes. The Company will not allow a change in death benefit option if it would cause the Face Amount to decrease below $100,000.

A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2

The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change.


CHANGE FROM OPTION 1 TO OPTION 3



The new Face Amount will be equal to the Face Amount prior to the change minus the Premium Death Benefit Account.



CHANGE FROM OPTION 2 TO OPTION 1


The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change.

CHANGE FROM OPTION 2 TO OPTION 3



The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value minus the Premium Death Benefit Account.



CHANGE FROM OPTION 3 TO OPTION 1



The new Face Amount will be equal to the Face Amount prior to the change plus the Premium Death Benefit Account.



CHANGE FROM OPTION 3 TO OPTION 2



The new Face Amount will be equal to the Face Amount prior to the change plus the Premium Death Benefit Account minus the Policy Value.


No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT

Subject to the limitations stated in this prospectus, a policyowner may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT

Increases in Face Amount may be made once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000. An increase will become effective at the beginning of the policy month following the date Manufacturers Life of America approves the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. The Company reserves the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE


An increase in face amount will usually result in the Policy being subject to new Surrender Charges. The new Surrender Charges will be computed as if a new Policy were being purchased for the increase in Face Amount. The premiums attributable to the new Face Amount will not exceed the Surrender Charge premium limit associated with that increase. There will be no new Surrender Charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have a free look right with respect to any increase resulting in new Surrender Charges.


An additional premium may be required for a face amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.

INCREASE WITH PRIOR DECREASES

If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first.

CHANGING BOTH THE FACE AMOUNT AND THE DEATH BENEFIT OPTION

If a policyowner requests to change both the Face Amount and the Death Benefit Option in the same month, the Death Benefit Option change shall be deemed to occur first.

         DECREASE IN FACE AMOUNT
         Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000. A written request from a policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date Manufacturers Life of America approves the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. Under no circumstances should the sum of all decreases cause the policy to fall below the minimum Face Amount of $100,000.

         PREMIUM PAYMENTS

         INITIAL PREMIUMS
         No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

         The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium.

         On the later of the Effective Date or the date a premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions.

         SUBSEQUENT PREMIUMS
         After the payment of the initial premium, premiums may be paid at any time and in any amount until the life insured's Attained Age 100, subject to the limitations on premium amount described below.

         A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. Manufacturers Life of America will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.

         The Company may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Code. The Company also reserves the right to request evidence of insurability if a premium payment would result in an increase in the Death Benefit that is greater than the increase in Policy Value.

         Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

         All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

         MAXIMUM PREMIUM LIMITATION
         If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

         If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.

         PREMIUM ALLOCATION

         Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 3% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any whole number between zero and 100, provided the total allocation equals
         100. A policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office.

         CHARGES AND DEDUCTIONS

         PREMIUM CHARGE


         During the first 10 Policy Years, Manufacturers Life of America deducts a premium charge from each premium payment, equal to 6.6% of the premium. Thereafter, the premium charge is equal to 3.6% of the premium. The premium charge is designed to cover a portion of the Company's acquisition and sales expenses and premium taxes. Premium taxes vary from state to state, ranging from 0% to 3.5%.

         SURRENDER CHARGES
         The Company will deduct a Surrender Charge if during the first 10 years following the Policy Date, or the effective date of a Face Amount increase:


                  -  the Policy is surrendered for its Net Cash Surrender Value,

                  -  a partial withdrawal is made, or

                  -  the Policy lapses.


         The Surrender Charge, together with a portion of the premium charge, is designed to compensate the Company for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.



         The amount of the Surrender Charge is determined by multiplying the "Surrender Charge rate" by the "Face Amount associated with the Surrender Charge" divided by 1000. The amount obtained is then multiplied by the "grading percentage," a percent which starts at 100% and grades down by .833% (100%/120 months) each Policy Month reaching zero at the end of 10 years.

         The "Face Amount associated with the Surrender Charge" is the Face Amount for which the Surrender Charge is being applied. See "New Surrender Charge for an Increase" above.



         The "Surrender Charge rate" is 80% of the "Surrender Charge premium" plus a rate per $1,000 of Face Amount as set forth in the table below. The "Face Amount factor" is the rate per $1000 of face value set forth in the table below, and the "Surrender Charge premium" is the lesser of



         - the premiums paid during the first two Policy Years (or premiums attributable to a Face Amount increase for the two years following the increase) per $1000 of Face Amount, and



         - The "Surrender Charge Premium Limit" specified in the Policy per $1000 of Face Amount.



           Table for Rate per $1000 of Face Value (Face Amount Factor)



      -----------------------------------------------------------------------------
      Age at Issue     Rate per $1,000      Age at Issue           Rate per $1,000
      Or Increase      of Face Value($)     or Increase            of Face Value($)
      -----------------------------------------------------------------------------
           0           2.00                       18                        4.25
           1           2.13                       19                        4.38
           2           2.25                       20                        4.50
           3           2.38                       21                        5.00
           4           2.50                       22                        5.50
           5           2.63                       23                        6.00
           6           2.75                       24                        6.50
           7           2.88                       25                        7.00
           8           3.00                       26                        7.20
           9           3.13                       27                        7.40
           10          3.25                       28                        7.60
           11          3.38                       29                        7.80
           12          3.50                       30                        8.00
           13          3.63                       31                        8.04
           14          3.75                       32                        8.08
           15          3.88                       33                        8.12
           16          4.00                       34                        8.16
           17          4.13                       35 and over               8.20
      -----------------------------------------------------------------------------




         As noted, the calculation produced by the above formula is adjusted by application of the "grading percentage." The "grading percentage," which applies to both the initial Face Amount and to any Face Amount increase, is based on the Policy Year in which the surrender occurs. The percent starts at 100% for the first Policy Month and grades down .833% each Policy Month reaching zero at the end of ten years.

         Formulas Described in Words

                  Surrender Charge

         The Surrender Charge is determined by multiplying the Surrender Charge Rate by the Face Amount associated with the Surrender Charge divided by 1000. The amount obtained is then multiplied by the Grading Percentage, a percent which starts at 100% and grades down each policy year to zero over a period not to exceed 10 years.

                  Surrender Charge Rate

         The Surrender Charge Rate is equal to the sum of (a) plus (b) where (a) equals "X" (see Table above) and (b) equals 80% times the Surrender Charge Premium.

         Illustration of Maximum Surrender Charge Calculation

         Assumptions

         -   45 year old male (standard risks and nonsmoker status)

         -   Policy issued 7 years ago


         - $7,785 in premiums has been paid on the Policy in the first two Policy Years


         -   Surrender Charge Premium for the Policy is $15.26

         - Face Amount of the Policy at issue is $500,000 and no increases have occurred

         - Policy is surrendered during the first month of the seventh policy year.

         Maximum Surrender Charge

         The maximum Surrender Charge to be assessed would be $4,082 determined as follows:

         First, the Surrender Charge Rate is determined by applying the Surrender Charge Rate formula as set forth below.

         Surrender Charge Rate  = (8.20) + (80%) x (Surrender Charge Premium)


         $20.41 = (8.20) + (80%) x (15.26)


         The Surrender Charge Rate is equal to $20.41

         Second, the Surrender Charge Rate is entered into the Surrender Charge formula and the Surrender Charge is determined as set forth below.


         Surrender Charge = (Surrender Charge Rate) x (Face Amount of the Policy associated with the Surrender Charge/1000) x (Grading Percentage)



         $4,082 = (20.41) x ($500,000/1000)  x (40%)


         The maximum Surrender Charge is equal to $4,082.

         Depending upon the Face Amount of the Policy, the age of the insured at issue, premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.

         Surrender Charges on a Partial Withdrawal


         A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as at the date of the withdrawal. The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account unless you direct that the partial withdrawal be deducted from one or more Investment Accounts or the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.



         Whenever a portion of the Surrender Charges is deducted as a result of a partial withdrawal, the Policy's remaining Surrender Charges will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the partial withdrawal.


         Monthly Charges

         On the Policy Date and at the beginning of each Policy Month, a deduction is due from the Net Policy Value to cover certain charges in connection with the Policy until the Policy Anniversary when the life insured reaches Attained Age 100, unless certain riders are in effect in which case such charges may continue. If there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. These charges consist of:

         -   an administration charge;

         -   a charge for the cost of insurance;


         -   an asset-based risk charge;


         - if applicable, a charge for any supplementary benefits added to the Policy.


         All of the Monthly Charges, except for the asset-based risk charge, may be allocated among the Investment Accounts and the Fixed Account as specified by the policyowner. Absent such specification, the Monthly Deductions, except the asset-based risk charge, will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy value in each bears to the Net Policy Value. The Asset-Based Risk Charge will be allocated among the Investment Accounts in the same proportion as the value in each Investment Account bears to the total value of all Investment Accounts.


                  Administration Charge


                  This charge will be equal to $30 plus a per $1000 of Face Amount charge per Policy Month in the first Policy Year. For all subsequent Policy Years, the administration charge will be $15 plus a per $1000 of Face Amount charge per Policy Month. The per $1000 charge varies by age. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy.

                  Cost of Insurance Charge

                  The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each Policy Month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases, in the order the increases occurred.


         For Death Benefit Options 1 and 3, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:


         (a) is the death benefit as of the first day of the Policy Month, divided by 1.0032737; and

         (b) is the Policy Value as of the first day of the Policy Month after the deduction of monthly cost of insurance.

         For Death Benefit Option 2, the net amount at risk is equal to the Face Amount of insurance.


         The rates for the cost of insurance are based upon the issue age, duration of coverage, sex, Risk Classification of the life insured and Net Amount at Risk and Death Benefit Option. Cost of insurance rates will generally increase with the age of the life insured. The first year cost of insurance rate is guaranteed.



         The Company applies unisex rates where appropriate under the law. This currently includes the state of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.



         The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within the class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the Life Insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Smoker Distinct Mortality tables. [?]



                  Asset-Based Risk Charge



                  A monthly charge is assessed against the Investment Accounts equal to a percentage of each Investment Account. This charge is to compensate the Company for the sales, administrative and other expenses it may incur. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.



         The asset-based risk charge varies by the sum of the Investment Accounts as follows:

               ---------------------------------------------------------------------
                      Sum of         Guaranteed Monthly     Guaranteed Annual Asset-
                    Investment        Asset-Based Risk         Based Risk Charge
                     Accounts              Charge
               ---------------------------------------------------------------------
                       Up to               0.0500%                  0.6000%
                      $25,000
                    $25,000 to             0.0208%                  0.2500%
                     $100,000
                       Above
                     $100,000              0.0125%                  0.1500%
               ---------------------------------------------------------------------



                  Charges for Supplementary Benefits

                  If the Policy includes Supplementary Benefits, a charge may apply to such Supplementary Benefits.


         CHARGES FOR TRANSFERS



         A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.


         Transfers under the Dollar Cost Averaging and Asset Allocation Balancer programs do not count against the number of free transfers permitted per Policy Year.

         REDUCTION IN CHARGES

         The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. Manufacturers Life of America reserves the right to reduce any of the Policy's charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which Manufacturers Life of America believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. Manufacturers Life of America may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

         SPECIAL PROVISIONS FOR EXCHANGES
         The Company will permit owners of certain fixed life insurance policies issued either by the Company or The Manufacturers Life Insurance Company (U.S.A.) to exchange their policies for the Policies described in this prospectus (and likewise, owners of policies described in this Prospectus may also exchange their Policies for certain fixed policies issued either by the Company or by The Manufacturers Life Insurance Company (U.S.A)). Policyowners considering an exchange should consult their tax advisors as to the tax consequences of an exchange.

         COMPANY TAX CONSIDERATIONS
         At the present time, the Company makes no charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to the Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

         POLICY VALUE

         DETERMINATION OF THE POLICY VALUE
         A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

         INVESTMENT ACCOUNTS
         An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

         FIXED ACCOUNT

         Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manufacturers Life of America. For a detailed description of the Fixed Account, see "The General Account - Fixed Account."


         LOAN ACCOUNT

         Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Interest Credited Differential. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".


         UNITS AND UNIT VALUES

         CREDITING AND CANCELING UNITS
         Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date.

         For premiums received before the Effective Date, the values will be determined on the Effective Date.

         A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

         Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

         UNIT VALUES
         The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the sub-account on such subsequent Business Day.

         The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

         (a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

         (b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day.

         The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

         TRANSFERS OF POLICY VALUE
         At any time, a policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfers involving the Fixed Account are subject to certain limitations noted below under "Transfers Involving Fixed Accounts." Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

         The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. The Company also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law. Transfers may also be delayed when any of the events described under items (i) through (iii) in "Payment of Proceeds" occur. Transfer privileges are also subject to any restrictions that may be imposed by the Trust. In addition, we reserve the right to defer the transfer privilege at any time when we are unable to purchase or redeem shares of the Trust.

         While the Policy is in force, the policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

         (a) within eighteen months after the Issue Date; or

         (b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

         Such transfers will not count against the twelve transfers that may be made free of charge in any Policy Year.

         TRANSFERS INVOLVING FIXED ACCOUNT
         The maximum amount that may be transferred from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

         TELEPHONE TRANSFERS
         Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, Manufacturers Life of America will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

         DOLLAR COST AVERAGING
         The Company will offer policyowners a Dollar Cost Averaging ("DCA") program. Under the DCA program, the policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. Currently, no charge will be made for this program, although the Company reserves the right to institute a charge on 90 days' written notice to the policyholder. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the policyowner will be so notified.

         The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

         ASSET ALLOCATION BALANCER TRANSFERS
         Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, the Company will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs Manufacturers of America otherwise or has elected the Dollar Cost Averaging program. Currently, there is no charge for this program; however, the Company reserves the right to institute a charge on 90 days' written notice to the policyowner.

         The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

         POLICY LOANS

         While this Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Tax Treatment of Policy Benefits - Interest on Policy Loans After Year 10" and "Tax Treatment of Policy Benefits - Policy Loan Interest."


         EFFECT OF POLICY LOAN
         A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a policy loan may result in a Policy's failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

         INTEREST CHARGED ON POLICY LOANS

         Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first 10 Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter, the rate of interest charged will be an effective annual rate of 4%. If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.


         Interest on the Policy Debt will continue to accrue daily if there is an outstanding loan when monthly deductions and premium payments cease when the life insured reaches age 100. The Policy will go into default at any time the Policy Debt exceeds the Cash Surrender Value. At least 61 days prior to termination, the Company will send the policyowner a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the policy out of default.

         LOAN ACCOUNT
         When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

         INTEREST CREDITED TO THE LOAN ACCOUNT

         Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 3.50%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25%. The Company may change the Loan Interest Credited Differential as of 90 days after sending you written notice of such change.


         For a Policy that is not a Modified Endowment Contract ("MEC"), the tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under federal tax law as a result of the differential between the credited interest rate and the loan interest rate, we retain the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under federal tax law.

         LOAN ACCOUNT ADJUSTMENTS
         On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.

         LOAN REPAYMENTS
         Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account until the associated Loan Sub-Account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.

         Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums. Where permitted by applicable state law, when a portion of the Loan Account amount is allocated to the Fixed Account, the Company may require that any amounts paid to it be applied to outstanding loan balances.

         POLICY SURRENDER AND PARTIAL WITHDRAWALS

         POLICY SURRENDER
         A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which Manufacturers Life of America receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

         PARTIAL WITHDRAWALS
         A policyowner may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. The policyowner may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."

         Withdrawals will be limited if they would otherwise cause the Face Amount to fall below $100,000.

         REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

         If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges. If Death Benefit Option 3 is in effect when a partial withdrawal is made the Face Amount of the Policy will be reduced if the Premium Death Benefit Account reaches zero.


         If the death benefit is based upon the Policy Value times the minimum death benefit percentage set forth under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the Surrender Charge assessed exceeds the difference between the death benefit and the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

         Partial withdrawals do not affect the Face Amount of a Policy if Death Benefit Option 2 is in effect.

         LAPSE AND REINSTATEMENT

         LAPSE
         Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits Surrender or Lapse." The Company will notify the policyowner of the default and will allow a 61 day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

         NO-LAPSE GUARANTEE
         In those states where it is permitted, as long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default, even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.

         The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

         The No-Lapse Guarantee Premium is set at issue and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if (i) the face amount of the Policy is changed, (ii) there is a Death Benefit Option change, (iii) there is a decrease in the Face Amount of insurance due to a partial withdrawal, or (iv) there is any change in the supplementary benefits added to the Policy or in the risk classification of the life insured.

         The No-Lapse Guarantee Period is described under "Definitions"

         While the No-Lapse Guarantee is in effect, the Company will determine at the beginning of the Policy Month that your policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification to the policyowner, will be equal to the lesser of:

                  (a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default, plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

                  (b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

         If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

         NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST
         The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your policy would otherwise be in default, the sum of all premiums paid to date less any gross withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

         DEATH DURING GRACE PERIOD
         If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding Monthly Deductions due at the time of death.

         REINSTATEMENT
         A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

                  (a) The life insured's risk classification is standard or preferred, and

                  (b) The life insured's Attained Age is less than 46.

         A policyowner can, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

                  (a) Evidence of the life insured's insurability, satisfactory to the Company is provided to the Company;

                  (b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the amount needed to keep the Policy in force to the next scheduled date for payment of the Planned Premium must be paid to the Company.

         If the reinstatement is approved, the date of reinstatement will be the later of the date the Company approves the policyowner's request or the date the required payment is received at the Company's Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

         THE GENERAL ACCOUNT
         The general account of Manufacturers Life of America consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manufacturers Life of America has sole discretion over the investment of the assets of the general account.

         By virtue of exclusionary provisions, interests in the general account of Manufacturers Life of America have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the S.E.C. has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

         FIXED ACCOUNT
         A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. Manufacturers Life of America will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

         POLICY VALUE IN THE FIXED ACCOUNT
         The Policy Value in the Fixed Account is equal to:

         (a) the portion of the net premiums allocated to it; plus
         (b) any amounts transferred to it; plus
         (c) interest credited to it; less
         (d) any charges deducted from it; less
         (e) any partial withdrawals from it; less
         (f) any amounts transferred from it.

         INTEREST ON THE FIXED ACCOUNT

         An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, Manufacturers Life of America guarantees that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of the general account. Consequently, if a policyowner pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

         OTHER PROVISIONS OF THE POLICY


         CASH SURRENDER VALUE ENHANCER RIDER

         The Policy may be issued with one of two Cash Surrender Value Enhancer Riders. The decision to add either one of these two riders to a Policy must be made at issuance of the Policy and once made is irrevocable. The benefit of these riders is that the Cash Surrender Value of a Policy is enhanced during the period for which Surrender Charges are applicable. Under the rider for Option A the enhancement is ___, and under Option B the enhancement is___.



         An additional charge is made for the cost of the riders. The charge is deducted as follows: _______. The additional charge is __% in the case of Option A and ___% in the case of Option B.



                  Option A                       Option B
           -----------------------------------------------------------
             Charge      Enhancement        Charge      Enhancement
           -----------------------------------------------------------
           ---           -----            ---           ---
           -----------------------------------------------------------



         The effect of the charge for either of the riders will be to: (a) decrease the Policy Value of the Policy and (b) during the period of time when the Surrender Charges are not otherwise applicable, decrease the Cash Surrender Value of the Policy.


         POLICYOWNER RIGHTS
         Unless otherwise restricted by a separate agreement, the policyowner may, until the life insured's death:


         -   Vary the premiums paid under the Policy.
         -   Change the death benefit option.
         -   Change the premium allocation for future premiums.
         -   Transfer amounts between sub-accounts.
         -   Take loans and/or partial withdrawals.
         -   Surrender the contract.
         -   Transfer ownership to a new owner.
         - Name a contingent owner that will automatically become owner if the policyowner dies before the insured.
         -   Change or revoke a contingent owner.
         -   Change or revoke a beneficiary.

         ASSIGNMENT OF RIGHTS
         Manufacturers Life of America will not be bound by an assignment until it receives a copy of the assignment at its Service Office. Manufacturers Life of America assumes no responsibility for the validity or effects of any assignment.

         BENEFICIARY
         One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes - primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyowner during the life insured's lifetime by giving written notice to Manufacturers Life of America in a form satisfactory to the Company. The change will take effect as of the date such notice is signed. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, the Company will pay the insurance benefit as if the beneficiary had died before the life insured.

         INCONTESTABILITY
         Manufacturers Life of America will not contest the validity of a Policy after it has been in force during any life insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the lifetime of the life insured for two years. If a Policy has been reinstated and been in force during the lifetime of the life insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

         MISSTATEMENT OF AGE OR SEX
         If the stated age or sex, or both, of the life insured in the Policy are incorrect, Manufacturers Life of America will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

         SUICIDE EXCLUSION
         If the life insured dies by suicide within two years after the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

         If the life insured dies by suicide within two years after the effective date of an increase in Face Amount, the Company will credit the amount of any Monthly Deductions taken for the increase and reduce the Face Amount to what it was prior to the increase. If the insured's death is by suicide, the Death Benefit for that increase will be limited to the Monthly Deductions taken for the increase.

         The Company reserves the right to obtain evidence of the manner and cause of death of the life insured.

         SUPPLEMENTARY BENEFITS
         Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including those providing a death benefit guarantee, term insurance for an additional insured, providing accidental death coverage, waiving monthly deductions upon disability, accelerating benefits in the event of a terminal illness, and, in the case of corporate-owned policies, permitting a change of the life insured. More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost, if any, for supplementary benefits will be deducted as part of the monthly deduction.

         TAX TREATMENT OF THE POLICY
         The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service. MANUFACTURERS LIFE OF AMERICA DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICY.

         The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax advisor should be consulted for advice on the tax attributes of the particular arrangement.

         LIFE INSURANCE QUALIFICATION
         There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Code, and thereby to enjoy the tax benefits of such a contract:

         -   The Policy must satisfy the definition of life insurance under
             Section 7702 of the Code.
         - The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.
         - The Policy must be a valid life insurance contract under applicable state law.
         - The Policyowner must not possess "incidents of ownership" in the assets of the Separate Account.

         These four items are discussed in detail below.

         DEFINITION OF LIFE INSURANCE
         Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium and the Cash Value Corridor Tests. The Cash Value Accumulation Test requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

         With respect to a Policy which is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the
         Section 7702 definition of a life insurance contract.

         With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

         The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

         If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

         DIVERSIFICATION
         Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

         STATE LAW
         A policy must qualify as a valid life insurance contract under applicable state laws. State regulations require that the policyowner have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

         INVESTOR CONTROL
         In certain circumstances, owners of variable life insurance policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their Policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.


         The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the policy has many more portfolios to which Policyowners may allocate premium payments and Policy Values than were available in the policies described in the ruling. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.


         TAX TREATMENT OF POLICY BENEFITS
         The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

         The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

         DEATH BENEFIT
         The death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

         CASH VALUES
         Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

         INVESTMENT IN THE POLICY Investment in the Policy means:

         - the aggregate amount of any premiums or other consideration paid for a Policy; minus


         - the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a MEC, to the extent such amount has been excluded from gross income, will be disregarded); plus


         - the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.

         The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

         SURRENDER OR LAPSE
         Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

         If, at the time of lapse or surrender, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.

         DISTRIBUTIONS
         The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC.

         DISTRIBUTIONS FROM NON-MEC'S

         A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. In general, loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner. (But see the discussion of the tax treatment of loans made after year ten in the section "Interest on Policy Loans After Year 10").



         Force Outs

         An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

         DISTRIBUTIONS FROM MEC'S
         Policies classified as MEC's will be subject to the following tax rules:

         - First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.
         - Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.
         - Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:
         -   is made on or after the policyowner attains age 59 -1/2;
         -   is attributable to the policyowner becoming disabled; or
         - is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

         These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

         Definition of Modified Endowment Contracts
         Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts" or "MECs," which applies to Policies entered into or materially changed after June 20, 1988.

         In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

         The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

         Material Changes

         A Policy that is not a MEC may become a MEC if it is "materially changed." If there is a material change to the Policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.


         Reductions in Face Amount
         If there is a reduction in benefits during any Policy Year, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

         Exchanges
         A life insurance contract received in exchange for a MEC will also be treated as a MEC.

         Processing of Premiums

         If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary. The interest credited will be taxable to the owner in the year earned.


         If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

         If in connection with the application or issue of the Policy, the policyowner acknowledges that the policy is or will become a MEC, excess premiums that would cause MEC status, will be credited to the account as of the original date received.

         Multiple Policies
         All MEC's that are issued by a Company (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under
         Section 72(e) of the Code.

         POLICY LOAN INTEREST
         Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

         Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

         The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

         If the taxpayer is not the Policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

         INTEREST ON POLICY LOANS AFTER YEAR 10


         Interest is credited to amounts in the Loan Account at an effective annual rate of at least 3.50%. The actual rate credited is equal to the rate of interest charged on the policy loan, less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0 thereafter, and is guaranteed not to exceed 1.25%. The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax adviser should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of no differential between the credited interest rate and the loan interest rate, the Company retains the right to decrease the crediting rate under the loan to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law.


         POLICY EXCHANGES
         A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy issued by the Company or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. The receipt of cash or forgiveness of indebtedness is treated as "boot" which is taxable up to the amount of the gain in the policy. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.

         OTHER TRANSACTIONS
         A transfer of the Policy, a change in the owner, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax advisor. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Life Insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

         Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.

         ALTERNATE MINIMUM TAX
         Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

         INCOME TAX REPORTING
         In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

         -   the value each year of the life insurance protection provided;
         -   an amount equal to any employer-paid premiums; or
         - some or all of the amount by which the current value exceeds the employer's interest in the Policy.

         Participants should consult with their tax advisor to determine the tax consequences of these arrangements.

         OTHER INFORMATION

         PAYMENT OF PROCEEDS
         As long as the Policy is in force, Manufacturers Life of America will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account the Company may delay payment during any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted, and (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; provided that applicable rules and regulations of the Commission shall govern as to whether the conditions described in (ii) and (iii) exist.

         REPORTS TO POLICYOWNERS
         Within 30 days after each Policy Anniversary, Manufacturers Life of America will send the policyowner a statement showing, among other things:

         -   the amount of death benefit;
         - the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;
         - the value of the units in each Investment Account to which the Policy Value is allocated;
         - the Policy Debt and any loan interest charged since the last report;
         - the premiums paid and other Policy transactions made during the period since the last report; and
         -   any other information required by law.

         Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

         DISTRIBUTION OF THE POLICIES
         ManEquity, Inc., an indirect wholly-owned subsidiary of MFC, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manufacturers Life of

         America. ManEquity, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. ManEquity, Inc. is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5 and was organized under the laws of Colorado on May 4, 1970. The directors of ManEquity, Inc. are: Joseph Scott, Robert Cook and Gary Buchanan. The officers of ManEquity, Inc. are: (i) _______ - President, (ii) Gary Buchanan - Vice President, Compliance, (iii) Thomas Reive - Treasurer, (iv) Brian Buckley - Secretary and General Counsel. The Policies will be sold by registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity who are also authorized by state insurance departments to do so. The Policies will be sold in all states of the United States except New York.



         The commissions payable to a registered representative will be an amount not to exceed 105% of premiums in the first year, 2% of all premiums paid in the second year and after, and after the second anniversary .15% of the Net Policy Value per year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manufacturers Life of America or Manufacturers Life will be eligible for additional compensation.


         RESPONSIBILITIES OF MANUFACTURERS LIFE
         The Manufacturers Life Insurance Company "Manufacturers Life" and The Manufacturers Life Insurance Company (USA), ("Manufacturers USA"), have entered into an agreement with ManEquity, Inc. pursuant to which Manufacturers Life or Manufacturers USA, on behalf of ManEquity, Inc. will pay the sales commissions in respect of the Policies and certain other policies issued by Manufacturers Life of America, prepare and maintain all books and records required to be prepared and maintained by ManEquity, Inc. with respect to the Policies and such other policies, and send all confirmations required to be sent by ManEquity, Inc. with respect to the Policies and such other policies. ManEquity, Inc. will promptly reimburse Manufacturers Life or Manufacturers USA for all sales commissions paid by Manufacturers Life or Manufacturers USA and will pay Manufacturers Life or Manufacturers USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

         Manufacturers Life and Manufacturers USA have also entered into a Service Agreement with Manufacturers Life of America pursuant to which Manufacturers Life and Manufacturers USA will provide to Manufacturers Life of America all issue, administrative, general services and recordkeeping functions on behalf of Manufacturers Life of America with respect to all of its insurance policies including the Policies.

         Finally, Manufacturers Life of America may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of the insured.

         VOTING RIGHTS
         As stated previously, all of the assets held in the sub-accounts of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manufacturers Life of America is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manufacturers Life of America will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manufacturers Life of America in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manufacturers Life of America to vote shares held in the Separate Account in its own right, it may elect to do so.

         The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manufacturers Life of America, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

         Manufacturers Life of America may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manufacturers Life of America reasonably disapproves such changes in accordance with applicable federal regulations. If Manufacturers Life of America does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

         SUBSTITUTION OF PORTFOLIO SHARES
         Although we believe it to be unlikely, it is possible that in the judgment of the management of Manufacturers Life of America, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulation, because the shares are no longer available for investment, or for some other reason. In that event, Manufacturers Life of America may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the Commission. and one or more state insurance departments may be required.

         Manufacturers Life of America also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

         RECORDS AND ACCOUNTS
         The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

         All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

         STATE REGULATIONS
         Manufacturers Life of America is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

         Manufacturers Life of America is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

         LITIGATION
         No litigation is pending that would have a material effect upon the Separate Account or the Trust.

         INDEPENDENT AUDITORS
         The consolidated financial statements of The Manufacturers Life Insurance Company of America and Separate Account Three of The Manufacturers Life Insurance Company of America at December 31, 1999 and 1998, and for each of the two years in the period ended December 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

         FURTHER INFORMATION
         A registration statement under the Securities Act of 1933 has been filed with the Commission. relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the Commission's principal office in Washington D.C. upon payment of the prescribed fee. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission which is located at http://www.sec.gov.

         For further information you may also contact Manufacturers Life of America's Home Office, the address and telephone number of which are on the first page of the prospectus.

         OFFICERS AND DIRECTORS

--------------------------------------------------------------- --------------------------------------------------------------
                                           Position with
                                           Manufacturers
                                           Life
         Name                              of America                     Principal Occupation
--------------------------------------------------------------- --------------------------------------------------------------
         Sandra M. Cotter (37)*            Director                       Attorney, Dykema Gossett, PLLC, 1989 to present.
                                           (since December
                                           1992)
         James D. Gallagher (45)**         Director (since May            President, The Manufacturers Life Insurance Company
                                           1996), Secretary and           of New York, August 1999 to Present, Vice
                                           and General Counsel            President, Secretary and General Counsel, The
                                                                          Manufacturers Life Insurance Company (USA), January
                                                                          1997 to present; Secretary and General Counsel,
                                                                          Manufacturers Adviser Corporation, January 1997 to
                                                                          present; Vice President, Legal Services - U.S.
                                                                          Operations, The Manufacturers Life Insurance
                                                                          Company, January 1996 to present; Vice President,
                                                                          Secretary and General Counsel, The
------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------- --------------------------------------------------------------
                                           Position with
                                           Manufacturers
                                           Life
         Name                              of America                     Principal Occupation
--------------------------------------------------------------- --------------------------------------------------------------
                                                                          Manufacturers Life Insurance Company of North
                                                                          America, 1994 to present.

         Donald A. Guloien (42)***         Director (since                Executive Vice President, Business Development, The
                                           August 1990) and               Manufacturers Life Insurance Company, January 1999
                                           President                      to present, Senior Vice President, Business
                                                                          Development, The Manufacturers Life Insurance
                                                                          Company, 1994 to December 1998.

         James O'Malley (54)***            Director (since                Senior Vice President, U.S. Pensions, The
                                           November 1998)                 Manufacturers Life Insurance Company, January 1999
                                                                          to present; Vice President, Systems New Business
                                                                          Pensions, The Manufacturers Life Insurance
                                                                          Company,  1984 to December 1998.

         Joseph J. Pietroski               Director (since                Senior Vice President and Corporate Secretary, The
         (61)***                           July 1992)                     Manufacturers Life Insurance Company, 1999 to
                                                                          present.  Senior Vice President, General Counsel
                                                                          and Corporate Secretary, The Manufacturers Life
                                                                          Insurance Company, 1988 to 1999.

         John D. Richardson                Director (since                Senior Executive Vice President, The Manufacturers
         (62)***                           January 1995) and              Life Insurance Company; January 1999 to present;
                                           Chairman                       Executive Vice President, U.S. Operations, The
                                                                          Manufacturers Life Insurance Company, November 1997
                                                                          to December 1998; Senior Vice President and General
                                                                          Manager, U.S. Operations, The Manufacturers Life
                                                                          Insurance Company, January 1995 to October 1997.

         Victor Apps (52)***               Vice President, Asia           Executive Vice President, Asia Operations, The
                                                                          Manufacturers Life Insurance Company, November 1997
                                                                          to present; Senior Vice President and General
                                                                          Manager, Greater China Division, The Manufacturers
                                                                          Life Insurance Company, 1995 to 1997; Vice
                                                                          President and General Manager, Greater China
                                                                          Division, The Manufacturers Life Insurance Company,
                                                                          1993 to 1995
--------------------------------------------------------------- --------------------------------------------------------------

--------------------------------------------------------------- --------------------------------------------------------------
                                           Position with
                                           Manufacturers
                                           Life
         Name                              of America                     Principal Occupation
--------------------------------------------------------------- --------------------------------------------------------------
         Felix Chee (53)***                Vice President,                Executive Vice President & Chief Investment
                                           Investments                    Officer, The Manufacturers Life Insurance Company;
                                                                          November 1997 to present; Chief Investment Officer,
                                                                          The Manufacturers Life Insurance Company, June 1997
                                                                          to present, Senior Vice President and Treasurer,
                                                                          The Manufacturers Life Insurance Company, August
                                                                          1994 to May 1997.

         Robert A. Cook (45)**             Vice President,                Senior Vice President, U.S. Individual Insurance,
                                           Marketing                      The Manufacturers Life Insurance Company, January
                                                                          1999 to present; Vice President, Product Management,
                                                                          The Manufacturers Life Insurance Company, January
                                                                          1996 to December 1998; Sales and Marketing Director,
                                                                          The Manufacturers Life Insurance Company, 1994 to
                                                                          1995.

         John G. Vrysen (44)**             Vice President,                Chief Financial Officer and Treasurer, Manulife-Wood
                                           Appointed Actuary              Logan Holding Co., Inc., January 1996 to present;
                                                                          Vice President and Chief Financial Officer, U.S.
                                                                          Operations, The Manufacturers Life Insurance
                                                                          Company, January 1996 to present; Vice President and
                                                                          Chief Actuary, The Manufacturers Life Insurance
                                                                          Company of New York, March 1992 to present; Vice
                                                                          President and Chief Actuary, The Manufacturers Life
                                                                          Insurance Company of North America, January 1986
                                                                          to present.

         Denis Turner (44)***              Vice President and             Vice President and Treasurer, The Manufacturers Life
                                           Treasurer                      Insurance Company of America, May 1999 to present;
                                                                          Vice President & Chief Accountant, U.S. Division,
                                                                          The Manufacturers Life Insurance Company, May 1999
                                                                          to present; Assistant Vice President, Financial
                                                                          Operations, Reinsurance Division, The Manufacturers
                                                                          Life Insurance Company, February 1998 to April 1999;
                                                                          Assistant Vice President & Controller, Reinsurance
                                                                          Division, The Manufacturers Life Insurance Company,
                                                                          November 1995, to January 1998, Assistant Vice
                                                                          President, Corporate Controllers, The Manufacturers
                                                                          Life Insurance Company, January 1989 to October
                                                                          1995.
------------------------------------------------------------------------------------------------------------------------------

         *Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.


         **Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.

         ***Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.

         YEAR 2000 ISSUES
         The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect us, including those related to customers, suppliers, or other third parties, have been fully resolved.

         OPTIONAL TERM RIDER
         The Policy may be issued with an optional term insurance rider (the "Term Rider"). The benefit of the term rider is that the cost of insurance rates will always be less than or equal to the cost of insurance rates on the Policy. HOWEVER, UNLIKE THE DEATH BENEFIT UNDER THE POLICY, THE DEATH BENEFIT UNDER THE TERM RIDER IS NOT PROTECTED BY THE NO LAPSE GUARANTEE AFTER THE SECOND POLICY YEAR AND TERMINATES AT AGE 100.

         ILLUSTRATIONS

         The tables set forth in Appendix A illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.


         FINANCIAL STATEMENTS



                          [To be Provided by Amendment]

APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of given age would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for deductions from premiums, surrender charges, and monthly deductions.

The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each Policy Year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect an average of those Portfolios' current expenses (excluding those of the Equity Index Trust), which is approximately 0.945% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -0.941%, 5.0003% and 10.947%. The illustrations reflect the current expense reimbursements in effect for the Lifestyle Trusts and the Index Trusts. In the absence of such expense reimbursements, the average of the Portfolio's current expenses would have been 0.950% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -0.946%, 4.998% and 10.941%. The expense reimbursements for the Lifestyle Trusts and the Index Trusts are expected to remain in effect during the fiscal year ended December 31, 2000. Were the expense reimbursements to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the Policy Anniversary and that no transfers, partial withdrawals, Policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.


There are two tables shown for each combination of age and death benefit option for a Policy issued to a male non-smoker:




- one based on current cost of insurance charges assessed by the Company and reflecting a 20 year no lapse guarantee

- one based on the maximum cost of insurance charges based on the 1980 Commissioners Smoker Distinct Mortality Tables and reflecting a 20 year no lapse guarantee.

Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's issue age, sex (unless unisex rates are required by law, or are requested) and risk classes, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include Cash Surrender Values and Death Benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.


The Policies have been offered to the public only since approximately _____, 2000. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.


                  [Illustrations to be Provided by Amendment]

                                     PART 2

                               OTHER INFORMATION

                           PART II. OTHER INFORMATION

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

         The Manufacturers Life Insurance Company of America hereby represents that the fees and charges deducted under the policies issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT
This registration statement comprises the following papers and documents:

The facing sheet;
Cross-Reference Sheet;

The Prospectus, consisting of __ pages;
Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940
The signatures;
Written consents of the following persons:

         A.       Ernst & Young LLP - TO BE FILED BY AMENDMENT
         B.       Opinion and Consent of Actuary - TO BE FILED BY AMENDMENT


The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

     A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company of America establishing Separate Account Three. Incorporated by reference to Exhibit A(1) to the registration statement on Form S-6, file number 333-66303 filed October 29, 1998 (the "SVUL Registration Statement").

     A(3)(a)(i)   Distribution Agreement between The Manufacturers Life
                  Insurance Company of America and ManEquity, Inc. dated
                  December 23, 1986. Incorporated by reference to Exhibit
                  A(3)(a)(i) to the SVUL Registration Statement.

     A(3)(a)(ii)  Amendment to Distribution Agreement between The Manufacturers
                  Life Insurance Company of America and ManEquity, Inc. dated May 30, 1992. Incorporated by reference to Exhibit A(3)(a)(ii) to the SVUL Registration Statement.

     A(3)(a)(iii) Amendment to Distribution Agreement between The Manufacturers
                  Life Insurance Company of America and ManEquity, Inc. dated February 23, 1994. Incorporated by reference to Exhibit A(3)(a)(iii) to the SVUL Registration Statement.

     A(3)(b)(i)   Specimen Agreement between ManEquity, Inc. and registered
                  representatives. Incorporated by reference to Exhibit
                  A(3)(b)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(3)(b)(ii)  Specimen agreement between The Manufacturers Life Insurance
                  Company of America and registered representatives. Incorporated by reference to Exhibit A(3)(b)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(3)(b)(iii) Specimen Agreement between ManEquity, Inc. and dealers.
                  Incorporated by reference to Exhibit A(3)(b)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(3)(b)(iv)  Specimen agreement between The Manufacturers Life Insurance
                  Company of America and dealers. Incorporated by reference to Exhibit A(3)(b)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.


     A(5)(a) Specimen Flexible Premium Variable Life Insurance Policy - TO BE FILED BY AMENDMENT


     A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company of America. Incorporated by reference to Exhibit A(6)(a) to post-effective amendment no. 20 to the registration statement on Form S-6, file number 33-13774, filed April 26, 1996.

     A(6)(b) By-Laws of The Manufacturers Life Insurance Company of America. Incorporated by reference to Exhibit A(6)(b) to post-effective amendment no. 20 to the registration statement on Form S-6, file number 33-13774, filed April 26, 1996.

     A(8)(a)(i)   Service Agreement between The Manufacturers Life Insurance
                  Company and The Manufacturers Life Insurance Company of
                  America dated June 1, 1988. Incorporated by reference to
                  Exhibit A(8)(a)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(ii)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1992. Incorporated by reference to Exhibit A(8)(a)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(iii) Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1993. Incorporated by reference to Exhibit A(8)(a)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(iv)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated June 30, 1993. Incorporated by reference to Exhibit A(8)(a)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(v)   Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1996. Incorporated by reference to Exhibit A(8)(a)(v) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(vi)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vi) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(vii) Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vii) to post-effective amendment No. 11 to the registration statement on Form N-4, file number 33-57018 filed March 1, 1999.

     A(8)(b) Specimen Stoploss Reinsurance Agreement between The Manufacturers Life Insurance Company of America and The Manufacturers Life Insurance Company. Incorporated by reference to Exhibit A(8)(b) to the SVUL Registration Statement.

     A(8)(c)(i)   Service Agreement between The Manufacturers Life Insurance
                  Company and ManEquity, Inc. dated January 2, 1991.
                  Incorporated by reference to Exhibit A(8)(c)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(c)(ii)  Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and ManEquity, Inc. dated March 1, 1994. Incorporated by reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(10)(a)(i)  Specimen Application for Flexible Premium Variable Life
                  Insurance Policy. Incorporated by reference to Exhibit A(10) to post effective amendment no. 7 to the registration statement on Form S-6, file number 33-52310, filed April 26, 1996.

     A(10)(a)(ii) Specimen Rider for Flexible Premium Variable Life Insurance
                  Policy Incorporated by reference to Exhibit A(10)(a)(ii) to post effective amendment no. 1 to the registration statement on Form S-6, file number 333-69719, filed February 25, 2000.

     A(10)(b) Specimen Application Supplement for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10)(a) to post effective amendment no. 9 to the registration statement on Form S-6, file number 33-52310, filed December 23, 1996.


2. Consents of the following:

         A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company of America - TO BE FILED BY AMENDMENT
         B. Opinion and consent of Brian Koop, Actuary, of The Manufacturers Life Insurance Company of America TO BE FILED BY AMENDMENT
         C.  Consent of Ernst & Young LLP- TO BE FILED BY AMENDMENT


3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4. Not applicable.


6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. TO BE FILED BY AMENDMENT



7. Powers of Attorney for all Directors of The Manufacturers Life Insurance Company of America-Incorporated by reference to Exhibit 7 to post-effective amendment no 1 to the registration statement S-6, file number 333-69719, filed February 25, 2000.



8. Power of Attorney Denis Turner, Principal Financial and Accounting Officer - FILED HEREWITH

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor have duly caused this Registration Statement to be signed on their behalf in the City of Toronto, Province of Ontario, Canada, on this 15th day of September, 2000.


SEPARATE ACCOUNT THREE OF
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
    COMPANY OF AMERICA
    (Depositor)

By: /s/ Donald A. Guloien
   ----------------------------
     DONALD A. GULOIEN
     President

THE MANUFACTURERS LIFE
INSURANCE COMPANY OF AMERICA

By: /s/ Donald A. Guloien
   ----------------------------
     DONALD A. GULOIEN
     President

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 15th day of September, 2000.


Signature                           Title
---------                           -----

*                                   Chairman and Director
 --------------------
JOHN D. RICHARDSON

/s/ Donald A. Guloien               President and Director
---------------------               (Principal Executive Officer)
DONALD A. GULOIEN

*                                   Director
 --------------------
SANDRA M. COTTER

/s/ James D. Gallagher              Director
---------------------
JAMES D. GALLAGHER

*                                   Director
 --------------------
JAMES O'MALLEY

*                                   Director
 --------------------
JOSEPH J. PIETROSKI

*                                   Vice President and Treasurer
 --------------------               (Principal Financial and
Denis Turner                        Accounting Officer)

*/s/ James D. Gallagher
---------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Item No.     Description

8.           Power of Attorney Denis Turner, Principal Financial and Accounting
             Officer